UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 3, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: December 4, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 3, 2012

Exhibit 1

New appointments at Elbit Systems:

Edgar Maimon Appointed General Manager
of Elbit Systems EW and SIGINT – Elisra,
Replacing Itzchak Gat

Yehuda (Udi) Vered Appointed General Manager
of Elbit Systems Land and C4I,
Replacing Bezhalel Machlis

Haifa, Israel, December 3, 2012 – Elbit Systems Ltd. (NASDAQ and TASE:ESLT) ("the Company" or "Elbit Systems") announced  today that, effective February 1, 2013, Edgar Maimon will become General Manager of Elbit Systems EW and SIGINT – Elisra Division (Elisra). Maimon will replace Itzchak (Itzik) Gat who has announced his retirement after serving for the past seven years as Elisra’s General Manager. Yehuda (Udi) Vered will become General Manager of Elbit Systems Land and C4I Division, replacing Bezhalel (Butzi) Machlis. The appointment will become effective as of January 1, 2013, In its announcement of August 13 2012, the Company announced that Machlis will be replacing Joseph Ackerman as Elbit Systems’ President and CEO following Ackerman’s retirement at the end of March 2013.

Joseph Ackerman, Elbit Systems President and CEO commented: "I am very pleased with the appointment of Udi Vered as General Manager of Elbit Systems Land and C4I Division and Edgar Maimon as General Manager of Elbit Systems EW and SIGINT – Elisra Division. Elisra, under Itzik Gat's leadership, expanded upon its world leading position in the electronic warfare market, and I would like to thank Itzik for his contribution to Elisra and to the entire Elbit Systems organization. I wish Udi and Edgar success in their new positions and am confident they will contribute significantly to Elbit Systems meeting the challenges ahead."

Maimon, who joined Elisra in 2004, currently serves as Elisra’s Vice President - Marketing and Business Development. Prior to joining Elisra, Maimon served for 26 years in the Israeli Air Force (IAF) where he holds the rank of Colonel (reserves). He served as the head of the IAF’s C4I systems engineering department and held additional senior positions in the IAF. Maimon holds a B.Sc degree in electronic engineering from Ben Gurion University.

Vered, who joined Elbit Systems in 2003, currently serves as Executive Vice President – Service Solutions of the Company and Vice President – Marketing for the Land and C4I Division. Prior to joining Elbit Systems, Vered served for 24 years in the IAF where he holds the rank of Colonel (reserves) in a variety of positions, including as head of the IAF budget department. Vered holds a BA degree in finance and management from Tel Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.